

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2010

Mr. Ronald Pipoly, Jr.
Chief Financial Officer
AmTrust Financial Services, Inc.
59 Maiden Lane 6th Floor
New York, NY 10038

> **Re:** **AmTrust Financial Services, Inc.**
> **Form 10-K for the Period Ended December 31, 2009**
> **Filed March 16, 2010**
> **Schedule 14A filed April 1, 2010**
> **File No. 001-33143**

Dear Mr. Pipoly:

We have reviewed your supplemental responses dated June 8, 2010 and June 10, 2010 and have the following additional comments. Where indicated, we think you should revise your Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information to better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

1. Please refer to your responses to comments 2, 3, and 4 in your response letter dated June 8, 2010. Pease note that when we ask you to revise your disclosure, we request that you amend your Form 10-K for the Fiscal Year Ended December 31, 2009 to include the requested disclosure. Accordingly, we will not be able to clear your filing of comments until you have filed an amended Form 10-K with the requested disclosure.

Executive Compensation, page 43

Base Salary, page 43

2. We note your response to Comment 2 and reissue the comment in part. Please revise your proposed disclosure to identify the compensation consultant you retained in 2009 to opine on your named executive officer compensation. In addition, please revise your proposed disclosure to indicate that you do not adjust base salaries to arrive at a targeted percentile (whether at or above market) based solely on the peer group data; rather, you consider the totality of circumstances with respect to each individual before approving any pay adjustments.

3. We note your response to Comment 3 and reissue the comment in part. We note your disclosure that you decided to adjust Mr. Longo's and Mr. Caviet's base salaries to reflect your growth and Mr. Longo's and Mr. Caviet's respective contributions to that growth, among other things. Please revise your proposed disclosure to identify the respective contributions of each individual that the Compensation Committee considered in increasing their base salaries.

*   *   *

As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2009 and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish on EDGAR under the form type label CORRESP a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Rose Zukin, Staff Attorney, at (202) 551-3239 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeffrey P. Riedler
Assistant Director